UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-291960 and Form F-3 (File Nos. 333-294373 and 333-295457) of the Company, including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Share Consolidation

On February 27, 2026, the shareholders of Wetour Robotics Limited (the “Company”) approved, among other things, a share consolidation of the Company’s issued and outstanding ordinary shares. On May 15, 2026, the board of directors of the Company approved the implementation of the share consolidation at a ratio of 1-for-10, pursuant to which every ten ordinary shares issued and outstanding immediately prior to the effective time of the share consolidation will be consolidated into one ordinary share.

The share consolidation is expected to become effective on June 2, 2026. The Company’s ordinary shares are expected to begin trading on a post-share consolidation basis on The Nasdaq Capital Market at the market open on June 2, 2026 under the existing trading symbol “WETO.”

Effective upon the share consolidation, the Company’s authorized share capital will become US$100,000 divided into 100,000,000 ordinary shares of par value US$0.001 each.

No fractional shares will be issued in connection with the share consolidation. Instead, any fractional share resulting from the share consolidation will be rounded up to the next whole share.

Press Release

On May 20, 2026, the Company issued a press release. A copy of the press release is furnished as Exhibit 99.1 to this Report.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated May 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: May 21, 2026

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